FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d –16
of the Securities Exchange Act of 1934

For the Month of April 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated April 5, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: April 5, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 5, 2005

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on May 5th, 2005, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Reporting on business for the year ended December 31, 2004 and receiving and considering the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2004.

2.	Reelecting members to the board of directors.

3.	Reappointing Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

4.	Approving an amendment to the Articles of Association of the Company to reduce the minimum quorum of shareholders required at meetings of shareholders.

        Pursuant to our articles of association, the board of directors has fixed the close of business on April 4, 2005 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on May 4, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the Board of Directors, SHLOMO RODAV Chairman of the Board of Directors

April 5, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 5, 2005

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on May 5, 2005, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about April 5, 2005. Unless the context otherwise requires, references in this Proxy Statement to “Gilat”, the “Company”, “we” or “our” refer to Gilat Satellite Networks Ltd.

At the Meeting, our shareholders will be asked to:

(i)	Receive and consider a report concerning the Company’s business for the year ended December 31, 2004 and the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2004.

(ii)	Re-elect certain members to the board of directors.

(iii)	Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders; and authorize the Audit Committee of the board of directors to determine the basis of their compensation.

(iv)	Approve an amendment to the Articles of Association of the Company reducing the minimum quorum of shareholders required for a General Meeting.

Voting at the Meeting

Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or appointment of auditors), but not with respect to “non-routine” matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote “FOR” the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a “broker non-vote”. For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

        Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on May 4, 2005, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

Shareholders Entitled to Vote

Only holders of record of ordinary shares at the close of business on April 4, 2005 are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

The resolutions being proposed to the shareholders all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

Quorum

The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to Sunday, May 15, 2005, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

As of March 31, 2005, the Company had 22,341,178 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.	PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2005 (including options exercisable within 60 days of March 31, 2005) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. The information is based on 22,341,178 ordinary shares outstanding as of March 31, 2005. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding
Bank Hapoalim B.M (1)(2)	3,302,428	14.78%
Eliezer Fishman (1)(3)	2,112,523	9.45%
All officers and directors as a group
(15 persons)(4)	316,881	1.41%

(1)	Based on a Schedule 13D filing made with the United States Securities and Exchange Commission and representations of such shareholders.

(2)	We have an outstanding loan to Bank Hapoalim B.M. in the approximate principal amount of $71.4 million.

(3)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd., Fishman Chains Ltd., Fishman Mifalei Kerur Ltd., E.T. Fishman Properties (1998) Ltd., Hashkaot Kedaiot Ltd., and Fish Et Ltd., all of whom are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of all of such entities except Fishman Chains Ltd. ( 97.5%) and Fishman Mifalei Kerur Ltd. (98%).

(4)	Includes all officers and directors in office as of March 31, 2005.

II.	CONSIDERATION OF THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our board of directors recommends that the shareholders receive and consider the Auditors' Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2004 attached hereto as Exhibit A.

        PROPOSAL NO. 1

At the Meeting, our board of directors will propose that the following resolution be adopted:

"RESOLVED, that the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004, be, and the same hereby are, and each hereby is, received and considered."

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	ELECTION OF DIRECTORS

Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next. As such, we need to nominate for election a new slate of directors that, together with the external directors, will constitute the entire board of directors of Gilat. Five out of our current seven directors are standing for re-election. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if elected.

PROPOSAL	NO. 2

At the meeting, the board of directors will propose that the following resolution be adopted:

"RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated April 5, 2005, be, and hereby is, approved."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

Nominees for the Board of Directors of the Company

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

NAME	AGE
Shlomo Rodav(1)	56
Robert Bednarek(2)	59
Pinchas Buchris(3)	49
Gideon Chitayat(4)	66
Abraham Neyman(5)	55

(1) Shlomo Rodav has served as chairman of our board of directors since April 2003. He has also served as our chief executive officer since July 1, 2004. He provides services to our company as a consultant and as chairman of the board of directors through a consulting agreement between Gilat and Israel Literage & Supply Company Ltd. Mr. Rodav is the indirect owner, director, chairman and/or chief executive officer of numerous companies engaged in the investment, environment, infrastructure, food, hi-tech and other fields. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director of numerous other companies, including, among others, Extent and Cellonet for which a receiver was appointed in May 2000 and January 2001, respectively. Mr. Rodav holds an M.B.A. from Columbia University and a B.A. from Tel Aviv University.

(2) Robert Bednarek was appointed as a director in June 2003 and had served on Gilat’s board in the past. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL. Previously he was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation. Mr. Bednarek holds a B.Sc. degree in engineering from the University of Florida.

(3) Pinchas Buchris joined the Gilat board in November 2003. Since January 2003, Mr. Buchris has been a Venture Partner in Apax Israel, a venture capital firm, and acts as a special advisor to several technology start-ups and companies. As Brigadier General (Res.), for the past 15 years, he has headed an array of technology units within the Israeli Defense Corps, culminating with his being appointed head of the main intelligence technology unit. Mr. Buchris completed the Advanced Management Program at Harvard Business School. He holds an M.B.A. and a B.Sc. in computer science from the Technion Technology Institute in Haifa. In 1993, Mr. Buchris was awarded the Israel Security Award, a most prestigious national award given in Israel.

(4) Gideon Chitayat was appointed to our board of directors in April 2003. He served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. from 1985 until 2004. At present he is the chairman of GMBS. Mr. Chitayat serves and served in the past as a consultant to chief executive officers and to chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd.

Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M., a public company. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Mishkan Mortgages Bank, Israel Aircraft Industries, Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq – Israel Telephone Corporation and others.

Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a M.B.A. (with honors) and B.A. (in Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M.. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to our Articles of Association, Bank Hapoalim B.M. has the right to appoint a director to our board of directors. Mr. Chitayat was nominated at the request of Bank Hapoalim B.M.

(5) Abraham Neyman was appointed a director of Gilat in May 2004. Professor Neyman has taught as a Professor of Mathematics at the Hebrew University of Jerusalem since 1982. Over the past three decades, he has also taught at the University of California, Berkeley, Standford University, Harvard University, Ohio State University and SUNY at Stony Brook. In 1999, Professor Neyman founded Bidorbuy.com, an online auction website and served as its chief executive officer and chairman of the board of directors until 2001. Professor Neyman was awarded the Aaron Katzir prize. Professor Neyman holds a Ph. D. in Mathematics from the Hebrew University of Jerusalem.

Board Practices

Our directors, except for the external directors, are currently elected at the annual shareholders’ meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

Alternate Directors

Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

10

        Board Compensation

By resolutions adopted by our shareholders, the directors of Gilat who are not employees are entitled to receive annual compensation of $20,000 for each year of service on the board of directors and an additional $300 for each board or committee meeting attended for up to four hours, and an additional $300 for each board or committee meeting which extends beyond four hours. In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 50% of what is received for physical attendance, provided that the board member is a member of such committee. Each current and future non-employee director receives options to purchase 6,066 of our ordinary shares, which options vest over a two-year period, for so long as such optionee remains a director of Gilat. In addition, 10,000 options are to be granted to each of the non-employee directors serving on the board during 2005 with the same vesting terms set forth above.

External Directors

        Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as Gilat, are treated as public companies with respect to the external directors requirement. External directors may not have during the 2 years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on this matter at the meeting. This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the company. “Controlling” for the purpose of this provision means the ability to direct the acts of the company. Any person holding one half or more of the voting power of the company or of the right to appoint directors or the chief executive officer is presumed to have control of the company.

Our external directors are Ms. Linda Harnevo and Mr. Haim Benjamini. Ms. Harnevo was elected at the Annual General Meeting held on April 15, 2003, and Mr. Benjamini was elected at the Special General Meeting held on February 10, 2005.

Audit Committee

        The Companies Law provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

        Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

Presently, our audit committee consists of Mr. Buchris, Ms. Harnevo, Mr. Benjamini and Mr. Chitayat. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that Mr. Chitayat qualifies to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq.

        Stock Option Plans

        In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options), or the 1993 ISO/RSO Plan and Section 102 Option/Restricted Stock Purchase Plan, or the 1993 Section 102 Plan (collectively, the 1993 Plans). The 1993 Plans provided for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants. These plans expired in January 2003.

        In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options), or the 1995 ISO/RSO Plan, which currently provides for the granting of incentive and restricted stock options for the purchase of up to 197,000 ordinary shares; the 1995 Section 102 Stock Option/Stock Purchase Plan, or the 1995 Section 102 Plan, which provides for the granting of options to purchase up to 296,000 ordinary shares; and the 1995 Advisory Board Stock Option Plan, or the 1995 Advisory Board Plan, which provides for the granting of options to purchase up to 7,500 ordinary shares and collectively, the 1995 Plans. The 1995 Plans will expire on June 29, 2005, unless terminated earlier by our board of directors.

        As of December 31, 2004, we had granted options to purchase a total of 13,391 ordinary shares under the 1993 Plans and 172,222 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.8 to $3,197.5 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2004, a total of 69,643 options have been exercised under the 1993 Plans and the 1995 Plans.

        In April 2001, Gilat initiated a voluntary stock option exchange program for its employees, or the “Option Exchange Program”. Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat’s stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat’s Plans. The exercise price of these new options is $77.2, the fair market value of Gilat’s ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, we granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares such that the 2003 Plans provide for the granting of options of up to an aggregate of 2,635,000 ordinary shares to our officers, directors, employees or service providers or any of the employees of service providers of our subsidiaries. As of March 15, 2005, options to purchase a total of 2,240,009 ordinary shares under the 2003 Plans were outstanding.

        The purpose of the 2003 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 2003 ISO/RSO Plan is designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the Code). The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, comprised of Mr. Neyman, Mr. Benjamini and Ms. Harnevo, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the exercise price per share under options awarded pursuant to the 2003 Plans shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, as part of a consulting agreement entered into between us and Israel Literage & Supply Co. Ltd., Mr. Shlomo Rodav, our Chairman of the board of directors, was granted options to purchase 150,000 shares. The options vest over a three-year period beginning March 2, 2003, and the shares can be purchased at $5.00 per share. The options expire three years following vesting. We also granted options to Mr. Most, our former CEO and President, for the purchase of up to 225,000 ordinary shares at a purchase price of $5.00 per share exercisable over a three-year period. All such options vested upon his separation from our company in July 2004. The options shall all expire by July 14, 2007.

IV.	APPOINTMENT OF INDEPENDENT AUDITORS

        Our board of directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the audit committee of the board of directors to determine the basis of such firm’s compensation.

        PROPOSAL NO. 3

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

V.	APPROVAL OF THE REDUCTION OF THE MINIMUM QUOROM REQUIRED FOR A GENERAL MEETING

        Our articles of association currently provide that two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least thirty three and a third percent (33?%) of the voting power of the Company, shall constitute a quorum of General Meetings. Effective as of March 3, 2005, NASDAQ Marketplace Rule 4350, was amended to permit foreign private issuers to follow home country corporate governance practices without the need to seek an individual exemption from NASDAQ. Under the Companies Law, the minimum quorum for holding a shareholders meeting is the presence of at least two shareholders who have at least 25% of the voting rights.

        Our board of directors recommends amending the articles of association so that two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of General Meetings.

        PROPOSAL NO. 4

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, to replace Article 26(b) of the Company’s Articles of Association, such that the Article 26(b) shall read as follows:

“ (b) In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty five (25%) of the voting power of the Company, shall constitute a quorum of General Meeting.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

        VI. OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 5, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
						FOR	AGAINST	ABSTAIN
				(1)	RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company for	☐	☐	☐

the fiscal year ended December 31, 2004, be, and the same hereby are, and each hereby is, received and considered.

				(2)	RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the	☐	☐	☐

Meeting of Shareholders and described in the Company’s Proxy Statement dated April 5, 2005, be, and hereby is, approved.

				(3)	RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby	☐	☐	☐

are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.

				(4)	RESOLVED, to replace Article 26(b) of the Company’s Articles of Association, such that the Article 26(b) shall read as follows:	☐	☐	☐

“(b)

In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty five (25%) of the voting power of the Company, shall constitute a quorum of General Meeting.”

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder		Date:		Signature of Shareholder		Date:
Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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GILAT SATELLITE NETWORKS LTD
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 5, 2005

          KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on May 5, 2005 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on May 4, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)

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